Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com

August 19, 2019

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: De Carlo McLaren

Re:	Touchstone Funds Group Trust (the “Registrant”), (File Nos. 033-70958 and 811-08104)
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 9, 2019 with respect to the Registrant’s Post-Effective Amendment to its Registration Statement on Form N‑1A filed on June 24, 2019 (the “Registration Statement”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, relating to the Touchstone International ESG Equity Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.
General
Comment (1)Please confirm that any blank or bracketed information in the Funds’ Prospectus and Statement of Additional Information (“SAI”) will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.
Response:    The Registrant confirms that it will finalize all blank or bracketed information in the Fund’s Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b). In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Registrant will provide a copy of such language in this letter.
Prospectus
Comment (2)    In reference to the Fund’s 80% policy, please confirm that the Fund will be invested in multiple countries.
Response:    The Registrant confirms that the Fund will be invested in multiple countries.

U.S. Securities and Exchange Commission
August 19, 2019

Comment (3)    Please confirm supplementally whether the Fund will have significant investments in other registered investment companies, and if more than 3% of the Fund’s net assets will be invested in other registered investment companies, please explain how the Fund will comply with Section 12(d) of the Investment Company Act of 1940, as amended.
Response:    The Registrant confirms that the Fund does not expect to have significant investments in other registered investment companies. Any exposure to other investment companies is expected to be less than 3% of the Fund’s net assets.
Comment (4)    With respect to the disclosure of the Fund’s ESG strategy in the Summary section, please describe in more detail the types of securities in which the Fund will invest: (a) for example, which ESG screens are initially used, (b) whether the Fund may invest, for example, in companies with strong corporate governance but poor product quality and safety and/or workplace diversity practices, and (c) whether there is a specific score or threshold to be assigned to an issuer before it is included in the Fund’s portfolio.
Please explain supplementally how Rockefeller gathers ESG information about companies, particularly in those foreign markets with less developed regulatory requirements.
Response:    Rockefeller & Co. LLC, the Fund’s sub-advisor (“Rockefeller”), has provided the following additional information with respect to the Fund’s ESG strategy:

(a)
Rockefeller’s ESG integration process centers on identifying material ESG issues unique to each sector and company. The materiality framework drives Rockefeller’s research and engagement efforts, allowing its analysts to uncover risks and opportunities and collaborate with likeminded investors to engage with firms thoughtfully. Rockefeller does not positively screen for ESG leaders. Rather, Rockefeller believes that investors can earn strong returns by focusing on attractive companies with improving ESG profiles. To help minimize downside risk, Rockefeller has a Risk Exclusion Policy, which avoids companies that lack compatibility with international conventions or have unstable business models.

(b)
When assessing a company, Rockefeller does not evaluate a company’s current ESG performance for any one indicator; however, Rockefeller compares the company’s past record on ESG issues and analyzes future plans to either reduce a negative footprint or capitalize on ESG opportunities. Each investment is primarily evaluated from a bottom up fundamental approach for its investment merits using ESG integrated analysis.

(c)
Rockefeller does not generate scores for equities under consideration. Research is conducted in-house with Rockefeller’s equity analysts working alongside dedicated ESG analysts utilizing proprietary methodologies and leveraging external research. Analysts are in close collaboration to ensure that the ESG risks and/or opportunities are being reflected in the valuation model and future projections. Thresholds for certain product lines have been established through Rockefeller’s Risk Exclusion Policy.

U.S. Securities and Exchange Commission
August 19, 2019

For the information of the staff, Rockefeller’s analysts identify and quantify material issues by conducting extensive research on a company, analyzing sustainability reports, annual reports, and leveraging off external research providers such as Carbon Delta, CDP, Bloomberg, MSCI, and Glass Lewis, among others, as well as speaking to management directly. Currently, Rockefeller meets with and analyzes 16 different global ESG data providers to help ensure that it collects the most accurate and material ESG information.
Comment (5)    Please consider re-ordering the Principal Risks to prioritize the risks most likely to adversely affect the Fund’s net asset value, yield and total return. After the most significant risks are reordered in this manner, the remainder of the risks can then be presented in alphabetical order. (Please see the speech from Dalia Blass dated October 27, 2018 related to this topic.)
Response:    The Registrant respectfully declines to make the requested change at this time as the presentation of the principal risks in the Fund’s Prospectus is consistent with the presentation of the principal risks in the current Prospectuses of each of the 41 funds within the Touchstone fund complex; however, the Registrant is working towards implementing this comment over the next several months with respect to each fund within the Touchstone fund complex.
Comment (6)    In the summary section of the Fund’s Prospectus, please note both the month and year that each portfolio manager assumed its position with the Fund. (The Staff notes that the Prospectus currently lists only the year and not the month.)
Response:    The Registrant will make the requested revision by noting that each portfolio manager has served in that position since August 2019.
Comment (7)    With respect to the disclosure of Rockefeller’s ESG criteria in the second paragraph under “How Does The Fund Implement Its Investment Goal?,” please include this same disclosure in the Summary section.
Response:    The Registrant has included this paragraph in the Summary section.
Statement of Additional Information
Comment (8)    The Staff notes the “Illiquid Securities” disclosure that appears on page 9 of the SAI. Please consider adding this 15% limit on illiquid investments to the “Principal Investment Strategy” section of the Fund’s Prospectus.
The Registrant respectfully declines to add the requested disclosure to the Fund's Principal Investment Strategy section of the Prospectus as the 15% limit on illiquid investments is not a part of the Fund's principal investment strategy. The Registrant believes that the disclosure in the SAI is sufficient.

U.S. Securities and Exchange Commission
August 19, 2019

* * *
Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7616 or Meredyth A. Whitford-Schultz at (513) 357-6029.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser